

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 12, 2009

<u>Via Mail and Fax</u>

Donald H. Nonnenkamp
Vice President and Chief Financial Officer
LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124

      RE: LaBarge, Inc.
              File Number: 001-05761
              Form 10-K for the Year Ended June 29, 2008

Dear Mr. Nonnenkamp:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Lyn Shenk
                            Branch Chief